SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INDUSTRIAL PROPERTY TRUST INC.

(Name of Subject Company)

Everest REIT Investors I, LLC (offeror)

(Filing Persons)

Shares of Class A Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest REIT Properties, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $49,025,000(1)                     Amount of Filing Fee: $6,363.45

(1)Assumes the purchase of 5,300,000 Shares at the gross cash price per Share.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  $6,191.46Filing party:  Everest REIT Investors I, LLC

Form or registration no.:  SC TO-TDate filed:  October 28, 2019

[ ]Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[ ]issuer tender offer subject to Rule 13e-4.

[ ]going-private transaction subject to Rule 13e-3.

[ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (“Statement”) relating to the offer (the "Offer") by EVEREST REIT INVESTORS I, LLC (the "Purchaser") to purchase up to 5,300,000 shares of Class A common stock (the "Shares") in Industrial Property Trust Inc. (the “Corporation”), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 28, 2019 (the "Offer to Purchase") and the related Transfer Agreement. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEMS 1 – 11.

The Offer Price for the Shares is hereby increased to $9.25 per Share (the “Offer Price”). Revised materials reflecting such price increase are attached hereto as Exhibits (a)(7) to (a)(9), respectively, and are hereby expressly incorporated herein by reference in response to Items 1 – 11 of this Statement.

ITEM 12.EXHIBITS.

(a)(7)   Offer to Purchase dated October 28, 2019, revised for price increase

(a)(8)   Form of Transfer Agreement, revised for price increase

(a)(9)   Form of Notification of Offer to Purchase dated October 28, 2019, revised for price increase

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2019

EVEREST REIT INVESTORS I, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President